EMI

RECEIVED
2007 FEB 27 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

15th February, 2007.

07021300

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 14th February 2007, I enclose one copy of the following item that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 15th February 2007, confirming that Deutsche Bank AG London has notified the Company that Deutsche Bank AG and its subsidiaries have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 13th February, held 48,693,504 shares, being 6.09% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

Enc.

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	13:26 15-Feb-07
Number	PRNUK-1502

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Asset Management Investment GmbH Deutsche Asset Management (Japan) Ltd Deutsche Investment Management Americas Inc. DWS Austria Investment mbH DWS Investments Italy SGR S.p.A Tilney Group Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	13-02-2007
6. Date on which issuer notified:	14-02-2007
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0000444736	16,562,162	17,440,306	22,526,660	22,526,660	878,144	2.82	0.11

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option	03-2007	-	309,000	0.04
Call Option	06-2007	-	1,030,000	0.13
Call Option	09-2007	-	40,000	0.01
Call Option	01-2009	-	1,000,000	0.12
Call Option	03-2007 OTC	-	4,909,700	0.61
Call Option	06-2007 OTC	-	14,000,000	1.75
Call Option	09-2007 OTC	-	4,000,000	0.50

Total (A+B)

Number of voting rights % of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

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